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CONFIDENTIAL

RULE 83 CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is:

Stealth BioTherapeutics Corp

c/o Stealth BioTherapeutics Inc.

275 Grove Street, Suite 3-107

Newton, MA 02466

Attn: Reenie McCarthy

Chief Executive Officer

(617) 600-6888

January 8, 2019

BY EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Irene Paik

Re:	Stealth BioTherapeutics Corp
Registration Statement on Form F-1
Filed December 28, 2018
File No. 333-229097

Ladies and Gentlemen:

On behalf of Stealth BioTherapeutics Corp (the “Company”), set forth below is supplemental information for the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced Registration Statement on Form F-1 (File No. 333-229097) (the “Registration Statement”). The supplemental information set forth below is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.

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Determining the Fair Value of the Ordinary Shares Prior to the IPO

As discussed in the Registration Statement, the Company’s board of directors has historically determined the fair value of the ordinary shares with respect to each equity award based on a variety of factors, including contemporaneous valuations performed by a third-party valuation specialist. These valuations used by the Company’s board of directors were prepared using a hybrid of the option-pricing method and the probability-weighted expected returns method. The

U.S. Securities and Exchange Commission

January 8, 2019

valuation analyses included judgments regarding the determination of an appropriate valuation method at each grant date, and other judgments and estimates, including the time to potential liquidity events, including an initial public offering (“IPO”), as well as the probabilities assigned to such events, and the related valuations under each scenario, among other factors. As disclosed in the Registration Statement, the Company’s most recent third-party valuation of its ordinary shares, which was conducted on September 30, 2018, resulted in a valuation of $1.53 per ordinary share, or $17.60 per American Depositary Share (“ADS”) after giving effect to an anticipated one-to-11.5 ratio of ordinary shares to ADSs (the “ADS Ratio”). This valuation represented a decrease from the fair value of the Company’s ordinary shares determined in the Company’s most recent previous third-party valuation, which was $2.22 per share, or $25.53 per ADS at the ADS Ratio, determined as of May 31, 2018.

Initial Public Offering Price Range

Rule 83 Confidential Treatment Request by Stealth BioTherapeutics Corp

Request #1

The Company hereby supplementally advises the Staff that on January 7, 2019, representatives of the underwriters advised the Company that, considering information currently available and current market conditions, they anticipated that the underwriters would recommend to the Company an IPO preliminary price range within the range of $[**] to $[**] per ADS (the “Preliminary Price Range”), which is equivalent to an implied IPO preliminary price range of $[**] to $[**] per ordinary share based on the anticipated ADS Ratio. The Company notes that, within the range of $[**] to $[**], it currently expects to include a $2.00 price range within the Preliminary Price Range in its preliminary prospectus.

The Preliminary Price Range is based on a number of factors, including the Company’s future prospects and those of other companies in the industries in which the Company competes, progress of the Company’s development programs, the market prices of securities of companies operating in similar industries as the Company, existing conditions in the public capital markets and preliminary discussions with the underwriters regarding potential valuations of the Company. Furthermore, given the volatility of the public trading market and the uncertainty of the timing of the offering, the Company and the underwriters have not yet finally agreed to a price range for this offering. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) remains subject to adjustment based on various factors outside of the Company’s control. The Preliminary Price Range was determined with reference to several quantitative and qualitative factors, each of which contributed to the fact that the Company’s most recent determination of the value of its ordinary shares as of September 30, 2018 of $1.53 per ordinary share, or $17.60 per ADS at the ADS Ratio, was higher than the midpoint of the Preliminary Price Range of $[**] per ADS, or an implied midpoint of $[**] per

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January 8, 2019

ordinary share. Specifically, the Company believes that the Preliminary Price Range, and any difference to the most recent valuation, results from the following factors, among others:

Stealth BioTherapeutics Corp respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to Reenie McCarthy, Chief Executive Officer, c/o Stealth BioTherapeutics Inc. 275 Grove Street, Suite 3-107, Newton, MA 02466, Tel: (617) 600-6888, before it permits any disclosure of the bracketed information in Request #1.

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The Company received guidance and market data from its underwriting team that indicated increasing volatility in the life sciences IPO market and less favorable market conditions. From September 28, 2018 through January 7, 2019, the Nasdaq Biotechnology Index (NBI) had fallen by 13.1%.

•	In recent “testing-the-waters” meetings, the Company received feedback from potential investors in this offering.

•

The estimated price range for this offering assumes the conversion of all of the Company’s outstanding preferred shares and convertible notes. Upon the closing of this offering, all outstanding shares of the Company’s Series A preferred shares and all outstanding convertible notes will convert into ordinary shares. The convertible notes will convert in the IPO into additional ordinary shares based on a 25% premium of the outstanding principal and interest under the notes.

•

In the public markets, the Company believes some investors may apply more qualitative and subjective valuation criteria to certain of its pre-clinical assets than the valuation methods applied in the Company’s valuations, although there can be no assurance that this will in fact be the case. As a private company, the Company used a more quantitative methodology to determine the fair value of its ordinary shares, and methodology used by the Company differs from the methodology used to determine the estimated price range for this offering. The estimated price range for this offering was not derived using a formal, quantitative determination of fair value, but rather was determined based on a combination of the quantitative and qualitative factors described above, as well as discussions between the Company and representatives of the underwriters. In particular, the estimate of fair value of the Company’s ordinary shares as of September 30, 2018 was not a factor in setting the estimated price range for this offering.

The Company respectfully requests that the Staff return to the undersigned this letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. For the convenience of the Staff, we have provided a self-addressed stamped envelope for this

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purpose. We respectfully reserve the right to request that this letter be returned to us at an earlier date.

In addition, the Company requests confidential treatment under 17 C.F.R. § 200.83 for the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom of Information and Privacy Act Operations.

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If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6633. Thank you for your assistance.

Very truly yours,

/s/ Rosemary G. Reilly

Rosemary G. Reilly

cc:	Irene P. McCarthy, Stealth BioTherapeutics Corp

Henry Hess, Esq., Stealth BioTherapeutics, Inc.

Christopher D. Barnstable-Brown, Esq., Wilmer Cutler Pickering Hale and Dorr LLP

Office of Freedom of Information and Privacy Act Operations

Securities and Exchange Commission

100 F Street N.E., Mail Stop 2736

Washington, D.C. 20549